CADENCE RESOURCES CORPORATION
                               6 East Rose Street
                          Walla Walla, Washington 99362



                                                              September 20, 2005



United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attn:    H. Roger Schwall
         Assistant Director

                        Re: Cadence Resources Corporation
             Registration Statement on Form S-4; File No. 333-124904
             -------------------------------------------------------

Dear Mr. Schwall:

            Cadence Resources Corporation is enclosing herewith an acceleration request with respect to the above captioned registration statement. In connection with such request, Cadence hereby acknowledges that:

      o Should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

      o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

      o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      Very truly yours,

                                      CADENCE RESOURCES CORPORATION


                                      By: /s/ Howard M. Crosby
                                          -------------------------------------
                                          Name:  Howard M. Crosby
                                          Title: President